MPM TECHNOLOGIES, INC.
                                199 POMEROY ROAD
                              PARSIPPANY, NJ 07054

December 28, 2007

Mr. Karl Hiller
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re: MPM Technologies, Inc.
    Form 10KSB for Fiscal Year Ended December 31, 2006
    Filed April 17, 2007
    File No. 0-14910

Dear Mr. Hiller,

This letter is in response to your December 11, 2007 letter with comments on the above referenced filing. It is my understanding that we will need to file an amended Form 10-KSB due to the problems with the certifications. With that in mind, I offer the following in response to your and Ms. Towner's comments. I believe that we should come to an agreement before we file the amended Form 10-KSB.

You have requested expanded disclosure regarding the systems we build, including components, how the systems are built, the sources and availability of raw materials, the number of systems currently under construction, and our method of distribution and installation. I have added to the "Business" section of the Form 10-KSB. My additions are in italics so that they can be easily distinguished from the original filing. The changed pages follow the end of this letter.


Results of Operations
---------------------

Disclosure will be expanded to include the following as shown on the pages following this letter. Again, all changes are in italics.

Mineral Properties
------------------

We believe the mineral properties are worth far in excess of their carrying values. This is due to the value of the land itself, and to the dramatically increasing market price for precious metals, particularly gold and silver. The carrying value was adequate when gold was less than $400 an ounce and silver was less than $5.00 an ounce. Gold is currently around $800 an ounce, and silver is around $14.00 and ounce.

Prepaid Royalty
---------------

We have consistently paid prepaid royalties, and have historically expensed them due to the uncertainties involved in realizing the related revenues. This particular item was related to the purchase of equipment by the inventor, and was collateralized by that equipment. There are currently accruals for royalties not paid that are in excess of this item. It may be that we should net them for disclosure purposes, and this disclosure would no longer be needed.

Exhibit 32.1
------------

I am at a loss to explain why there was no Chief Financial Officer certification. Since both certifications will need to be corrected, we will remedy this with the amended Form 10-KSB. The amended certifications are as shown on the pages following this letter.

Form 10-QSB for the Quarter Ended September 30, 2007
----------------------------------------------------

The one-time charge related to settlements of disputes and back charges was first disclosed in the Form 10-QSB as being $1,050,000. It was increased by $100,000 as more information was obtained. We were not aware of the amounts and magnitude of the settlements at the time of filing the Form 10-KSB. We did discuss amending the Form 10-KSB when more information was available. We can amend the 2006 Form 10-KSB for this item if you feel it is required.

We appreciate your comments, and look forward to finalizing the changes needed to amend our Form 10-KSB for the year ended December 31, 2006.

Sincerely,




Glen Hjort
Chief Financial Officer

PART I

Item 1. Business

Incorporated in 1983, MPM Technologies, Inc. ("MPM" or "the Company") as of year ended December 31, 2006, had three wholly owned subsidiaries: AirPol, Inc. ("AirPol"), Nupower, Inc. ("Nupower") and MPM Mining Inc. ("Mining"). For the year ended December 31, 2006, AirPol was the only revenue generating entity.

On March 9, 2004, MPM management filed a petition for subsidiary Huntington Environmental Systems Inc. ("Huntington") in federal court under Chapter 7 of the U.S. Bankruptcy Code. There were no operations of Huntington in 2005. On July 20, 2005, the bankruptcy trustee filed a report with the U.S. Bankruptcy Court Northern District of Illinois under bankruptcy petition number 04-09160 stating that the trustee had examined the debtor in accordance with Section 341(d) of the Bankruptcy Code that he believed that there were no assets to be administered for the benefit of creditors.

AirPol continues to operate in the air pollution control industry. It sells air pollution control systems to Fortune 500 and other large industrial companies in the U.S and worldwide.

The Company through wholly owed subsidiary NuPower Inc is engaged in the development and commercialization of a waste-to-energy process known as Skygas(TM). These efforts are largely through NuPower's participation in Nupower Partnership in which MPM has a 58.21% partnership interest. Nupower Partnership owns 85% of the Skygas Venture. In addition to its partnership interest through Nupower Inc, MPM also owns 15% of the Venture.

Mining operations were discontinued several years ago. In 1998, MPM's Board of Directors decided to sell the mining properties and the related buildings and equipment. In early 2002 the Board of Directors, based upon the increase in precious metal prices, decided to hold the properties as an investment. Management is actively seeking a joint venture partner with the necessary financial abilities to further explore and develop the properties thereby greatly enhancing the company's investment.

AIRPOL, INC.

Effective July 1, 1998, the Company acquired certain of the assets and assumed certain of the liabilities of part of a division of FLS miljo, Inc. The agreement called for the Company to pay $300,000 stock and $234,610 in cash. The transaction was accounted for as a purchase.

AirPol designs, engineers, supplies and services air pollution control systems for Fortune 500 and other environmental and industrial companies.

The technologies of AirPol utilize wet and dry scrubbers, wet electrostatic precipitators and venturi absorbers to control air pollution. AirPol brings over 30 years experience through its technologies and employees.

A typical air pollution control system consists of the following components:

     1. A gas duct from the polluting process equipment that can be a boiler, kiln, incinerator or dry;.
     2. A scrubber, or a wet electrostatic precipitator for dust removal purposes;
     3.   An acid gas absorber for the removal of acid gas from the flue gas;
     4. An induced draft fan to provide suction to draw the flue gas through the air pollution control system; and
     5.   A stack for the discharge of cleaned flue gas into the atmosphere.

In building the systems, AirPol personnel conduct engineering design work, and produce design drawings for the fabrication of steel or plastic vessels, steel supports and access facilities. AirPol personnel also prepare equipment specifications for needed equipment such as spray nozzles, pumps, fans, instrumentation and controls. AirPol personnel then retain a fabricator for the fabrication of the system's components. AirPol personnel arrange for delivery of these to the customer's location. Normally, AirPol is not responsible for the installation of the systems. In this case, AirPol personnel will arrange for an erection supervisor to make sure the installation meets AirPol quality standards. If AirPol is responsible for the installation, they will hire mechanical and electrical contractors to perform the installation.

As of April 15, 2007, there were two systems under construction. These systems represent significant capital expenditures on the part of the customers, and are unique to each application. The systems are quoted and sold through AirPol, but are manufactured and installed by unrelated third parties

NUPOWER, INC.

The Company holds a 58.21% interest in Nupower Partnership through its ownership of Nupower. No other operations were conducted through Nupower. Nupower Partnership is engaged in the development and commercialization of a waste-to-energy process. This is an innovative technology for the disposal and gasification of carbonaceous wastes such as municipal solid waste, municipal sewage sludge, pulp and paper mill sludge, auto fluff, medical waste and used tires. The process converts solid and semi-solid wastes into a clean-burning medium BTU gas that can be used for steam production for electric power generation. The gas may also be a useful building block for downstream conversion into valuable chemicals. Nupower Partnership owns 85% of the Skygas Venture. In addition to its partnership interest, MPM owns 15% of the Venture.

MPM MINING, INC.

The company owns 7.5 patented claims and 2 unpatented claims and leases 7 patented claims with options to purchase on approximately 300 acres in Montana's historical Emery Mining District. It also owns a 200-ton per day onsite floatation mill. Companies such as Exxon Corporation, Freeport McMoran Gold Company and Hecla Mining Company in addition to MPM Mining have conducted extensive exploration in the area. In 1998, the Board of Directors decided to dispose of the mining properties but later rescinding that decision in early 2002 deciding to hold the properties as an investment. Management believes that the investment would greatly increase with the addition of a joint venture partner. To that end management is actively seeking a joint venture partner with the necessary financial abilities to further explore and develop the properties.

Following several geologist reports, assays and recommendations, the company built a 200 ton per day ball mill using floatation tanks to process screened and crushed ore. It took two years to build, equip and test the mill at a cost of approximately $800,000. The mill is in operable condition with all equipment in good repair.

The company has Rake classifier ship, Wilfley Concentrate table, Marcy ball mill 5'x4', flotation machines and equipment, Denver water pumps, 3 deck concentrate table, Hardinge ball mill and Elmco filter press. There is an office trailer and living quarters for personnel including a deep well and septic system. There are two storage ponds and a creek running through the property.

MPM's management continues to work to bring the Company to profitability. Other businesses are being evaluated to consider moving the Company's business toward other more profitable ventures. There have been significant consolidations in the air pollution control industry in the past few years. MPM management's short- term goal is to operate a lean, profitable company.

2006 COMPARED TO 2005

Revenues decreased $230,096 (12%) from $1,959,353 in 2005 to $1,729,257 in 2006.
This included an increase in project revenues of $258,300, while revenues from parts and service decreased by $488,396. The increase in project revenues was due primarily to increased demand for air pollution control systems stemming from somewhat improved enforcement of the government's air pollution control laws. Parts and services revenues, which includes sales of spare parts used to maintain existing AirPol installations, and sales of services which customers use to also maintain the existing systems, decreased because of the loss of a major after-customer in 2006, and because 2005 had been an unusually high sales year. The net loss from continuing operations for 2006 was $1,092,896 or $0.33 per share compared to $593,847 or $0.19 per share in 2005.

Selling, general and administrative expenses increased $3,510 (0.3%) from $1,087,015 in 2005 to $1,090,523 in 2006.

LIQUIDITY AND CAPITAL RESOURCES

During 2006, funds for operations were provided principally by loans from an officer/director. Current cash reserves and continuing operations of HES and AirPol are not believed to be adequate to fund MPM's and its subsidiaries operations for the foreseeable future. MPM management is considering alternative sources of capital such as private placements, other stock offerings and loans from shareholders and officers to fund its current business and expand in other related areas through more acquisitions.

Following is a summary from MPM's consolidated statements of cash flows:

                                                               Year ended
                                                               December 31,
                                                               ------------

                                                           2006          2005
                                                           ----          ----

  Net cash provided by (used in) operating activities    $134,828     $(311,483)

  Net cash provided by financing activities               303,600       309,500

  Net increase (decrease) in cash and cash equivalents   $438,428     $  (1,983)

The net cash provided by operating activities in 2006 was due to collections of accounts receivable, non-cash costs such as depreciation and amortization, and increases in billings in excess of costs and estimated earnings on projects in progress. Cash used in operating activities in 2005 was due primarily to the net loss. This was due mainly to the decreased activity levels at AirPol during 2005.

The net cash provided by financing activities in 2006 and 2005 of $303,600 and $309,500, respectively, were due to loans from related parties.

Management believes its present sources of working capital are sufficient for both its short and long-term purposes.



                                  CERTIFICATION

I, Michael J. Luciano, CHIEF EXECUTIVE OFFICER of MPM TECHNOLOGIES, INC. certify that:

1.   I have reviewed this Form 10-KSB of MPM Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)), for the registrant and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) Designed such internal control over financial reporting, orcaused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purooses in accordance with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions abut the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonable likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


Date: April 12, 2007                                 /s Michael J. Luciano
--------------------                                 ---------------------
                                                     Chief Executive Officer
                                                     -----------------------

                                  CERTIFICATION

I, Glen Hjort, CHIEF FINANCIAL OFFICER of MPM TECHNOLOGIES, INC. certify that:

1.   I have reviewed this Form 10-KSB of MPM Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


Date: April 12, 2007                                    /s Glen Hjort
--------------------                                    -------------
                                                        Chief Financial Officer
                                                        -----------------------

Exhibit 32

                                  CERTIFICATION

I, Michael J. Luciano, Chief Executive Officer of MPM Technologies, Inc. and I, Glen Hjort, Chief Financial Officer of MPM Technologies, Inc., certify, pursuant to Section 906 of the Sarbarnes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

     1. The Annual Report on Form 10-KSB of the Company for the annual period ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  April 12, 2007      /s Michael J. Luciano        /s Glen Hjort
                            ---------------------        -------------
                            Chief Executive Officer      Chief Financial Officer
                            -----------------------      -----------------------

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                             MPM TECHNOLOGIES, INC.
                                199 POMEROY ROAD
                              PARSIPPANY, NJ 07054

February 25, 2008

Mr. Karl Hiller
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:  MPM Technologies, Inc.
     Form 10KSB for Fiscal Year Ended December 31, 2006
     Filed April 17, 2007
     File No. 0-14910

Dear Mr. Hiller,

This letter is in response to your January 30, 2008 letter with comments on the above referenced filing. You have requested that we submit our letter of correspondence dated December 28, 2007 on EDGAR. This will be done as soon as practible. Again, we are submitting the requested changes in italics so that they can be easily distinguished from the original filing. The changed pages follow the end of this letter.

Note 11 -  Mineral Properties
-----------------------------

We have added disclosures based on the guidance in paragraph 8 of SFAS 144 and EITF 04-3.

Prepaid Royalty
---------------

We believe we are able to offset the prepaid royalty since the conditions described in paragraph 5 of FIN 39 have been satisfied. If you agree, we will amend our filing to reflect the offset.

Exhibit 32.1
------------

I have amended the dates of signature to agree to the originally filed Form 10-KSB.

Form 10-QSB for the Quarter Ended September 30, 2007
----------------------------------------------------

We have reviewed the information available when we filed the Form 10-KSB. We believe the settlements were properly disclosed in the first quarter of 2007 as that was when the settlements first came to our attention. We had no prior knowledge of the potential liability before the Form 10-KSB was filed.

Again, we appreciate your comments, and look forward to finalizing the changes needed to amend our Form 10-KSB for the year ended December 31, 2006.

Sincerely,




Glen Hjort
Chief Financial Officer

11.  Mineral Properties

During 1998, the Board of Directors authorized a plan to dispose of the Company's mineral properties and related mining assets. In 2001, the Board of Directors changed this plan to hold the mineral properties as an investment. Accordingly, the Company has classified these assets as mineral properties held for investment in its balance sheet at December 31, 2006 and 2005.

In accordance with guidelines established by the American Institute of Certified Public Accountants, we conducted impairment testing on these assets. Factors evaluated included whether there was a significant decrease in the market prices of the assets. This included not only the market price of the unimproved land, but also the market prices of the precious metals on the land. We also evaluated whether there was an adverse change in the extent or manner in which the long-lived asset was being used, or its physical condition. The costs associated with extracting the precious metals were also evaluated. We also evaluated whether there were factors that would demonstrate any continuing losses associated with the long-lived asset, and whether there was an expectation that, more likely than not, the long-lived asset would be sold or otherwise disposed of.

After all of these evaluations, management determined that there was no impairment of these assets, and, accordingly, no provision necessary for any losses on these assets.